Exhibit 4.2

Description of Registrant's Securities
General
BankFinancial Corporation is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Each share of BankFinancial Corporation’s common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All outstanding shares of our common stock are duly authorized, fully paid and nonassessable.

Common Stock
Distributions. BankFinancial Corporation may pay dividends on its common stock out of statutory surplus or from net earnings if, as and when declared by its Board of Directors. The payment of dividends by BankFinancial Corporation is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of BankFinancial Corporation are entitled to receive and share equally in dividends as may be declared by the Board of Directors of BankFinancial Corporation out of funds legally available therefor. If BankFinancial Corporation issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of BankFinancial Corporation have exclusive voting rights in BankFinancial Corporation. They elect BankFinancial Corporation’s Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of BankFinancial Corporation’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If BankFinancial Corporation issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of two-thirds of our outstanding common stock.
Liquidation. In the event of any liquidation, dissolution or winding up of BankFinancial, NA, BankFinancial Corporation, as the holder of 100% of BankFinancial, NA’s capital stock, would be entitled to receive all assets of BankFinancial, NA available for distribution, after payment or provision for payment of all debts and liabilities of BankFinancial, NA, including all deposit accounts and accrued interest thereon. In the event of liquidation, dissolution or winding up of BankFinancial Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of BankFinancial Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
Preemptive Rights. Holders of the common stock of BankFinancial Corporation are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.
Preferred Stock
Preferred stock may be issued with such preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
Federal Law and Regulations
Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and not disapproved the proposed acquisition. The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Effective April 1, 2020, acquisition of more than 5% of any class of a bank holding company’s voting securities can constitute a rebuttable presumption of control under certain circumstances.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.
Maryland Law and Articles of Incorporation and Bylaws of BankFinancial Corporation
Maryland law, as well as BankFinancial Corporation’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of BankFinancial Corporation more difficult.
Directors. The Board of Directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the BankFinancial Corporation's board of directors. Further, the bylaws authorize the Board of Directors to establish additional classes of directors and fill any vacancies so created, and impose notice, informational and other requirements and conditions in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meetings of stockholders.
Restrictions on Calling Special Meetings. The bylaws provide that special meetings of stockholders can be called by the Chief Executive Officer, the President or the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors authorized by our articles of incorporation and bylaws or upon the written request of stockholders entitled to cast a majority of the votes entitles to be cast at the special meeting, subject to compliance with certain rules and procedures set forth in the bylaws.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.
Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.
Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed from office for cause if the removal is approved is approved by the vote stockholders owning at least two-thirds of the shares entitled to vote in the election of directors (after giving effect to the limitation on voting rights discussed above in“-Limitation of Voting Rights”). However, if removal of a director is recommended by at least two-thirds of the total number of directors authorized by our articles of incorporation and bylaws (excluding the director whose removal is sought). a director may be removed with or without cause and the removal need only be approved by stockholders owning a majority of the shares entitled to vote on the matter (after giving effect to the limitation on voting rights discussed above in“-Limitation of Voting Rights.”
Authorized but Unissued Shares. BankFinancial Corporation has authorized but unissued shares of common and preferred stock. The articles of incorporation authorize 100,000,000 shares of common stock and 25,000,000 shares of serial preferred stock. The board of directors may amend the articles of incorporation, without action by the stockholders, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that BankFinancial Corporation has authority to issue. In additional, the Board of Directors is authorized , without further approval of the stockholders, to issue additional shares of common or preferred stock and to classify any unissued shares of stock (including common stock and preferred stock) from time to time into one or more classed or series subject to applicable provision of laws, and the Board of Directors is authorized to fix by setting or changing the designations, and the relative preferences, conversion or other rights (including offering rights) voting powers, restrictions, limitation as to dividends or other distributions, qualifications and terms and condition of redemption for each class or series, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of BankFinancial Corporation that the Board of Directors to authorize the issuance of common stock or series of preferred stock with rights and preferences that would impede the completion of the transition. An effect of the possible issuance of common or preferred stock therefore may be to deter of future attempt to gain control of BankFinancial Corporation.
Amendments to Articles of Incorporation and Bylaws. Maryland laws provides that, subject to limited exceptions, the amendment or repeal of any provision of our articles of incorporation requires the approval of a least two-thirds of common stock entitled to vote on the matter (after giving effect to the limitation on voting rights discussed about in “-Limitation of Voting Rights.” Our articles of incorporation, however, provide that if a proposed amendment or repeal is approved by at least two-thirds of the total number of authorized directors, assuming no vacancies, of BankFinancial Corporation, the proposed amendment or repeal need only be approved by a majority of the shares entitled to vote on the matter (after giving effect to the limitation on voting rights discussed about in “-Limitation of Voting Rights”). Maryland law and our articles of incorporation also provide that, in any event, the proposed amendment or repeal of any provision of our articles of incorporation must be approved and deemed advisable by our Board of Directors before it can be submitted for consideration at an annual or special meeting.

The bylaws may be amended exclusively by the affirmative vote of two-thirds of the total number of authorized directors, assuming no vacancies.
Approval of Consolidations, Mergers, and Other Similar Transactions. Maryland law provides that, subject to limited exceptions, consolidations, mergers and other similar transactions require the approval of stockholders owning at least two-thirds of the shares of common stock entitled to vote on the matter (after giving effect to the limitation on voting rights discussed above in “-Limitation of Voting Rights”). However, our articles of incorporation provide that if the transaction is approved by at least two-thirds of the total number of authorized directors, assuming no vacancies, of BankFinancial Corporation, the transaction need only be approved by stockholders owning a majority of the shares entitled to vote on the matter (after giving effect to the limitation on voting rights discussed above in “-Limitation of Voting Rights”).
In addition, BankFinancial Corporation is subject to the Maryland Business Combination Act, which prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder becomes an interested stockholder, unless the board of directors approved in advance the transaction by which the interested stockholder otherwise would have become an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision or by a resolution of its board of directors. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock other than shares owned by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These approval requirements do not have to be met if certain fair price and terms criteria have been satisfied.
Forum Selection for Certain Stockholder Lawsuits. BankFinancial Corporation’s bylaws provide that, unless BankFinancial Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of BankFinancial Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of BankFinancial Corporation to BankFinancial Corporation or to the stockholders of BankFinancial Corporation, (c) any action asserting a claim against BankFinancial Corporation or any director or officer or other employee of BankFinancial Corporation arising pursuant to any provision of the Maryland General Corporation Law, the charter of BankFinancial Corporation or the bylaws, or (d) any action asserting a claim against BankFinancial Corporation or any director or officer or other employee of BankFinancial Corporation that is governed by the internal affairs doctrine.
The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.
Because this provision permits claims to be brought in federal courts located in the state of Maryland, this provision would apply to a claim made under the U.S. federal securities laws where there is exclusive federal jurisdiction for such a claim. However, a court may find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action. As a result, BankFinancial Corporation may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect BankFinancial Corporation’s business and financial condition.